Exhibit 1

SUPPLEMENT TO PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 20, 2006

Dear Shareholder of Elbit Vision Systems Ltd:

        Further to the Notice of Annual General Meeting of our Shareholders and related Proxy Statement sent on or around October 13, 2006, and following recent developments, we wish to add the following additional item to the agenda of the Annual General Meeting of our Shareholders to be held on November 20, 2006 at 11:30a.m. (the “Meeting”) to be voted on at the Meeting:

        To approve the appointment of the chairman of the company’s board of directors as chief executive officer.

        Following the recent resignation of Mr. Menashe Shohat as our chief executive officer, our board of directors has resolved to appoint Mr. David Gal as our new chief executive officer. Under Israeli Companies Law – 1999 (the “Law”), special shareholder approval is required before a company’s chairman of its board of directors may serve as its chief executive officer or exercise the powers which the Law grants to the chief executive officer. Upon obtaining the requisite shareholder approval, a company’s chairman of its board of directors may serve as its chief executive officer or exercise the powers which the law grants to the chief executive officer for a period of up to three years, which period may be renewed for additional three year periods.

The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the appointment of Mr. David Gal, as acting chief executive officer of the Company for a renewable period of up to 3 years, is hereby approved.”

        In accordance with the special approval provisions of the Law, the affirmative vote of either: (i) the majority of votes cast in favor of this proposal at the Meeting, includes at least two-thirds of the voting power of shareholders who are present in person or by proxy at the Meeting and voting on the proposal who are not “controlling shareholders” (as defined in the Law) or their representatives, or (ii) the majority of the votes cast on the proposal at the Meeting, provided that the number of votes cast against the proposal by the shareholders listed in (i) above, does not exceed 1% of all the voting power in the Company; is necessary for approval of this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the appointment of Mr. David Gal, as chief executive officer of the Company for a period of up to 3 years.

        The enclosed revised proxy card reflects the matters described in this Supplement and the matters reflected in the Proxy Statement previously mailed to you, a copy of which can be found on the SEC website (www.sec.gov). YOU ARE REQUESTED TO VOTE AGAIN ON ALL OF THE RESOLUTIONS, since all votes marked on the proxy card previously sent to you, will not be considered.

Elbit Vision Systems Ltd.
October 26, 2006